



15008764

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/18/15

Received SEC
JAN 29 2016
Washington, DC 20549

January 29, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 1-29-16

John A. Berry
Abbott Laboratories
john.berry@abbott.com

Re: Abbott Laboratories
Incoming letter dated December 18, 2015

Dear Mr. Berry:

This is in response to your letter dated December 18, 2015 concerning the shareholder proposal submitted to Abbott by Kenneth Steiner. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden
***FISMA & OMB Memorandum M-07-16***

January 29, 2016

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Abbott Laboratories
Incoming letter dated December 18, 2015

The proposal requests that the board take the steps necessary so that each voting requirement in Abbott's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary, this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

There appears to be some basis for your view that Abbott may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Abbott's policies, practices and procedures compare favorably with the guidelines of the proposal and that Abbott has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Abbott omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Abbott relies.

Sincerely,

Christina M. Thomas
Attorney-Adviser

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Abbott
100 Abbott Park Road
Department 032L, AP6A-2
Abbott Park, IL 60064-6011

Tel: 224.668.3591
Fax: 224.668.9492
john.berry@abbott.com



December 18, 2015

Via Email

Shareholderproposals@sec.gov
Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: Abbott Laboratories—Shareholder Proposal Submitted by Kenneth Steiner**

Ladies and Gentlemen:

On behalf of Abbott Laboratories ("Abbott" or the "Company") and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission" or the "SEC") will not recommend enforcement action if, in reliance on Rule 14a-8, we exclude a proposal submitted by Kenneth Steiner (together with John Chevedden, his designated proxy for the proposal, the "Proponent") from the proxy materials for Abbott's 2016 annual shareholders' meeting, which we expect to file in definitive form with the Commission on or about March 18, 2016.

A notice on behalf of the Proponent was submitted on November 7, 2015, containing the following proposed resolution for consideration at our 2016 annual shareholders' meeting:

> RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes the laws of the state in which our company is incorporated and all applicable rules in regard to abstentions.

Pursuant to Rule 14a-8(j), I have enclosed a copy of the proposed resolution, together with the supporting statement, as *Exhibit A* (the "Proposal"). I have also enclosed a copy of all relevant correspondence exchanged with the Proponent as *Exhibit B*. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to notify the Proponent of our intention to omit the Proposal from our 2016 proxy materials.

We believe that the Proposal may be properly omitted from Abbott's 2016 proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. **The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(10) because it has been substantially implemented.**

Rule 14a-8(i)(10) permits a company to omit a proposal from its proxy statement and form of proxy if the company has substantially implemented the proposal. The general policy underlying the substantially implemented basis for exclusion is "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management." Release No. 34-12598 (July 7, 1976).

The Proposal has been substantially implemented because Abbott's Restated Articles of Incorporation (the "Articles") and By-laws (the "By-laws") do not contain any shareholder or director voting requirements that call for greater than a majority vote. The Articles do not contain any shareholder or director voting requirements, and none of the provisions of the By-laws regarding shareholder or director voting call for greater than the lowest majority vote permitted by the Illinois Business Corporation Act (the "IBCA").

Article II, Section 7 of the By-laws states that if a quorum is present at a shareholder meeting, "the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders, unless the vote of a greater number or voting by classes is required by The Business Corporation Act of 1983 or the Articles of Incorporation, as in effect on the date of such determination." This is the only provision in the By-laws that addresses a shareholder voting requirement and is the lowest majority vote permitted by the IBCA.

As discussed in more detail below, the Staff has previously concurred that a proposal with objectives similar to the Proposal has been substantially implemented where, as is the case with Abbott, the company's articles of incorporation or by-laws contained only simple majority voting provisions, but referenced exceptions for statutory supermajority voting provisions. See e.g., *Starbucks Corporation* (avail. Dec. 1, 2011).

Under Section 7.60 of the IBCA, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on a matter, whether or not any shareholders abstain from voting rather than casting their votes for or against the matter, is required to approve the matter unless the IBCA or the articles of incorporation require a *higher* vote. Therefore, abstentions must be included in the calculation to determine if the requisite majority has been reached. As Abbott made clear in its 2015 proxy statement, "[s]hares represented by proxies which are present and entitled to vote on a matter but which have elected to abstain from voting on that matter will have the effect of votes against that matter." The "simple majority" voting standard requested by the Proponent is a "majority of the votes cast for and against" a proposal. This standard, which ignores abstentions, could result in a matter submitted for a shareholder vote being approved by less than the minimum shareholder vote required by the IBCA. The Proposal alternatively permits "a simple majority in compliance with applicable laws" and states that "[i]f necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes the laws of the state in which our company is incorporated and all applicable rules in regard to abstentions." The majority voting provision for shareholders contained in Abbott's By-laws satisfies this alternative requirement



of the Proposal by representing the lowest majority shareholder voting standard permitted by state law.

Similarly, under Section 8.15 of the IBCA, the act of the majority of directors at a meeting at which a quorum is present is the act of the board, unless the act of a *greater* number is required by the articles of incorporation or the by-laws. Accordingly, Article III, Section 7 of Abbott's By-laws states that "[t]he act of the majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board of Directors." Although the standard under the IBCA and under the By-laws is a majority of the directors present rather than a "majority of the votes cast for and against," the IBCA does not permit a lower standard to be substituted by a company's articles of incorporation or by-laws. In *Starbucks Corporation* (avail. Nov. 27, 2012), the Staff concurred that a proposal had been substantially implemented where the proposal requested that the board of directors take steps necessary so that each voting requirement in the charter and bylaws calling for a greater than simple majority vote be replaced with a majority of the votes cast for and against such matter and the board amended the company's by-laws to eliminate a requirement that amendments to the by-laws be approved by a vote of two-thirds of the board and replaced the provision with the default standard under applicable state law of the affirmative vote of a majority of directors present at a board meeting, provided a quorum is present. As in *Starbucks* (2012), Abbott's By-law provision governing director voting at meetings represents the lowest majority director voting standard permitted by state law and therefore substantially implements the Proposal with respect to director voting.

We note that Article III, Section 9 of the By-laws also provides that a "majority of Directors then in office may also fill one or more vacancies arising between meetings of shareholders by reason of an increase in the number of Directors or otherwise." A comparable provision is contained in Article R-IX of the Articles. We do not believe that the Proposal is intended to cover director provisions such as this one (which is not, in any event, phrased as a "voting requirement"). Nevertheless, this provision also requires only a simple majority of directors in order to fill vacancies on the board of directors.

Although Article II, Section 7 of the By-laws acknowledges that IBCA provisions supersede the majority standard contained in that By-law provision, the Proposal does not request action to change statutory supermajority provisions; the Proposal only asks that voting requirements in the By-laws and Articles that call for a greater than majority vote be replaced with a simple majority vote. Therefore, the existence of several IBCA provisions requiring supermajority votes on specific matters, the text of which is set forth in *Exhibit C* and which are more fully described in Section IV of this letter, does not change the analysis that the Proposal has been substantially implemented. This is consistent with *Starbucks* (2011), where the Staff concurred that a simple majority shareholder proposal, worded in a manner similar to the Proposal, had been substantially implemented by the company where the company's by-laws set forth a majority voting standard that applied, "unless otherwise provided." The by-laws of Starbucks in effect at the time of Starbuck's no-action letter expressly specified that the majority vote standard set forth in the by-laws did not apply if "the question is one upon which by express provision of the Washington Business Corporation Act. . . a different vote is required.[1] This

[1] See Section 1.6 (b) of Starbuck's by-laws at http://www.sec.gov/Archives/edgar/data/829224/000095013409000410/v50997exv3w2.htm.



Washington statute required a supermajority vote for dissolution and for mergers. The cross reference to the IBCA in Abbott's By-law majority vote provision (Article II, Section 7) is comparable to the Starbucks' by-law provision that was in effect when the Staff granted the *Starbucks* (2011) no-action request.

Based on the above, Abbott has substantially implemented the Proposal.

**II. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(3) and Rule 14a-9 because it is materially false and misleading.**

Rule 14a-8(i)(3) permits a registrant to omit a proposal from its proxy statement and the form of proxy if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." This basis for exclusion applies where the proposal is "so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. . . ." Staff Legal Bulletin No. 14B (Sept. 15, 2004).

The Staff has repeatedly permitted exclusion of proposals that were sufficiently vague and indefinite that the company and its shareholders would be unable to determine what the proposal entails or might interpret the proposal differently. For example, in *Fuqua Industries, Inc.* (avail. Mar. 12, 1991), the Staff concluded that a shareholder proposal may be excluded where the company and the shareholders could interpret the proposal differently such that "any action ultimately taken by the Company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." See also *The Home Depot, Inc.* (avail. Mar. 6, 2014) (allowing exclusion of a proposal requesting improved confidentiality of votes on uncontested matters because of inconsistent language prohibiting access to that information "for other purposes" in one place, but allowing access for "other proper purposes" in another); *Motorola, Inc.* (avail. Jan. 12, 2011) (allowing exclusion of a proposal requesting that the board negotiate "with senior executives to request that they relinquish...preexisting executive pay rights" as vague and indefinite because "the proposal [did] not sufficiently explain the meaning of 'executive pay rights' and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *Prudential Financial, Inc.* (avail. Feb. 16, 2007) (allowing exclusion of a proposal urging the board to seek shareholder approval for certain senior management incentive compensation programs because the proposal failed to define key terms and was subject to differing interpretations); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (allowing exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance" where the proposal did not specify what was meant by "improved corporate governance" such that shareholders might not know precisely what they were voting either for or against); and *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) (quoting an SEC opinion in the matter: "it appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail. . . .We therefore did not feel that we would compel the company to include the proposal in its present form in its proxy statement").



The Proposal may be omitted because neither the shareholders nor Abbott can tell with any certainty what it requires with respect to the current provisions of Abbott's Articles and By-laws.

As discussed above, Abbott's Articles and By-laws do not contain any provisions calling for a more than a simple majority vote. The Proposal is materially false and misleading because it asks the board to eliminate provisions requiring more than a simple majority vote, necessarily implying Abbott's Articles and By-laws contain such provisions.

In addition, the Proposal is inherently vague and indefinite. It fails to provide any meaningful guidance on how to interpret the phrase "simple majority in compliance with applicable laws," in light of the final sentences of the Proposal's resolution, which state: "If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes the laws of the state in which our company is incorporated and all applicable rules in regard to abstentions." These final sentences appear to be intended to clarify the meaning of the term "simple majority," but fail to do so.

Reading the resolution of the Proposal as a whole, a shareholder could understand it to request that Abbott's board implement shareholder voting standards calling for approval of proposals and other actions by a "majority of the votes cast for and against." Alternatively, the Proposal could be read as recognizing that abstentions have the effect of a vote against a matter and requesting Abbott to apply a standard requiring the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the matter to be the act of the shareholders. The fact that multiple interpretations are possible demonstrates that the Proposal is vague and indefinite.

To the extent that the Proposal seeks a majority of the votes cast for and against standard, the Proposal is materially false and misleading because it implies that Illinois law permits a voting standard consistent with a majority of the votes cast for and against standard, which it does not. Illinois law requires as a minimum standard that shareholder action be approved by the affirmative vote of a majority of the votes of the shares represented at the meeting and entitled to vote on a matter (unless a greater number of votes is required by a specific IBCA provision). As a result, abstentions need to be counted to determine whether a proposal has received the requisite shareholder approval because such shares are entitled to vote on the matter even though they abstain. Although the last sentence of the resolution references abstentions, it does not indicate how the abstentions would modify the requested standard of majority of the votes cast for and against. Under this interpretation of what the Proposal is requesting, the Proposal is vague and indefinite because it does not clarify how the requested simple majority voting standard would be reconciled with "applicable rules in regard to abstentions." As a result shareholders will not know what they are voting on, and if the Proposal is approved, Abbott will not know how to implement it.

To the extent that the Proposal is recognizing that Illinois law treats abstentions in the same manner as against votes in determining the requested majority, as required by the IBCA (see above) and included in Abbott's By-Laws, it is false and misleading because it incorrectly implies that the Articles



and By-laws do not already contain the requested standard. In addition, under this interpretation of the voting standard requested by the Proposal, the Proposal has been substantially implemented.

The Proposal requests the elimination of each voting requirement in Abbott's Articles and By-laws that calls for a greater than simple majority vote but does not provide an adequate indication of what, if anything should be eliminated in light of the fact that there are no provisions in Articles or By-laws calling for a greater than simple majority vote. Although the By-laws acknowledge that the IBCA may vary the majority voting rule set forth in the By-laws, this is just a statement of law; the specific voting requirements of the IBCA cannot be varied through by-laws.

Furthermore, the Proposal does not request or even refer to changing statutory voting provisions that apply unless a corporation varies them in its articles of incorporation. Similarly, there is nothing in the Proposal requesting or even suggesting that the Proposal is meant to address certain IBCA provisions that contain supermajority voting requirements, but allow an Illinois corporation to opt-out entirely of such provisions. For example, the IBCA's fair price provision is found in Section 7.85 of the IBCA. It requires the affirmative vote of:

(i) 80% of the voting power *and*

(ii) A majority of the voting shares held by disinterested shareholders for certain business combinations unless statutory price and procedural terms are met or the transaction is approved by two-thirds of the disinterested directors.

Section 7.85 does not permit its shareholder voting requirement to be changed. To the contrary, Section 7.85(B) specifies that 80% of the voting power and the affirmative vote of a majority of the disinterested shareholders are required[2]. It does, however, permit a company to opt out of its statutory protections entirely. A similar concern is raised by Section 11.75 of the IBCA, which prohibits a business combination with an interested shareholder. Therefore, it is not clear what the shareholders are being asked to vote upon. The Proposal is inherently vague and indefinite such that neither the shareholders nor Abbott would be able to determine with any reasonable certainly exactly what actions or measures the Proposal requires.

## III. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(2) because it would violate Illinois corporate law.

As indicated above, the Proposal is vague and indefinite because it could be understood to request that Abbott's board implement shareholder and director voting standards—*i.e.*, a "majority of the

[2] "except as otherwise expressly provided in paragraph C of this Section 7.85," which only provides exceptions for transactions approved by disinterested directors or meeting specified price and procedural requirements and which does not contemplate different voting thresholds.



votes cast for and against" standard—that could not be implemented in compliance with Illinois law. Specifically, Section 7.60 of the IBCA states:

> the affirmative vote of the majority of the votes of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders, unless a greater number of votes or voting by classes is required by this Act or the articles of incorporation.

As a result, Illinois law requires abstentions, as well as against votes, to be counted towards the majority determination. To the extent that the Proposal could be so read as requesting "majority of the votes cast for and against" standard, it can be omitted from Abbott's proxy materials pursuant to Rule 14a-8(i)(2), which permits exclusion of a proposal if its implementation would "cause the company to violate any state, federal, or foreign law to which it is subject."

In *Abbott Laboratories* (avail. Feb. 1, 2013), the Staff permitted the exclusion of a proposal from the same proponent that is identical to the current Proposal, except for the final sentence in the current Proposal. However, as discussed above, even with the addition of the last sentence, the current Proposal calls for a "majority of the votes cast for and against applicable proposals" voting standard, which is not permitted by Illinois law. Furthermore, the Staff permitted the exclusion from Abbott's 2011 proxy materials of a slightly different proposal concerning voting standards from the same proponent on this basis, see *Abbott Laboratories* (avail. Feb. 2, 2011), and a more complete discussion of Illinois law is contained in Abbott's request in connection with that proposal. We do not believe that the Proposal could be fairly read as a request to reduce statutory supermajority requirements to a simple majority but, even if it could, it may be omitted because Illinois law does not permit its supermajority requirements to be reduced to a simple majority of the votes *cast* for and against. As noted above, where the IBCA permits a supermajority requirement to be reduced, it still requires that the determination of a majority be made on the basis of the number of shares *outstanding*.

For example, Section 2.10(b)(2)(v) of the IBCA provides that any provision of the IBCA requiring a two-thirds shareholder vote for approval of a corporate action may be superseded by a larger or smaller vote requirement, but it specifies that the minimum vote requirement cannot be less than a majority of the *outstanding* shares entitled to vote on the matter, as opposed to the "a majority of the votes *cast* for and against" standard requested by the Proposal (emphasis added).

**IV. The Proposal may be properly omitted from Abbott's proxy materials under Rule 14a-8(i)(3) because it violates Rules 14a-4(i)(3) and 14a-4(b)(1) and is therefore contrary to proxy rules.**

The Proposal only expressly addresses charter and bylaw provisions that call for a greater than simple majority and, as discussed above, Abbott's Articles do not contain any shareholder or director voting requirements, and none of the provisions of Abbott's By-laws regarding shareholder or director voting call for greater than the lowest majority vote permitted by the IBCA. If, nevertheless, the Staff interprets the Proposal as requesting shareholders to vote on whether to provide for a lower voting



standard under each of the provisions of the IBCA that calls for a greater than simple majority vote but which allows that statutory default voting requirement to be to be revised by Abbott's shareholders, the Proposal impermissibly bundles separate proposals, thereby violating the SEC's requirement that proposals on separate material matters be unbundled for voting.

The SEC's proxy rules require that proposals be unbundled for voting. Rule 14a-4(a)(3) provides that a form of proxy must "identify clearly and impartially each separate matter intended to be acted upon." In addition, under Rule 14a-4(b)(1), a form of proxy must provide a means for shareholders "to specify by boxes a choice . . . with respect to each separate matter referred to therein as intended to be acted upon."

In the context of charter amendments, the Staff issued a compliance and disclosure interpretation on Rule 14a-4(a)(3) on January 24, 2014, stating in Question 101.02 that:

> if management knows or has reason to believe that a particular amendment . . . is one on which shareholders could reasonably be expected to wish to express a view separate from their views on the other amendments that are part of the restatement, the amendment should be unbundled.

The Staff noted that this analysis under Rule 14a-4(a)(3) is not governed by the fact that, for state law purposes, these amendments could be presented to shareholders as a single restatement proposal. As an example, the Staff stated that if a restatement proposal involving the declassification of a board of directors:

> also included an amendment to the charter to add a provision allowing shareholders representing 40% of the outstanding shares to call a special meeting, the staff would view the special meeting amendment as material and therefore required to be presented to shareholders separately from the similarly material declassification amendment.

The Staff recently emphasized the importance of unbundling proposals submitted to shareholders in its October 27, 2015 compliance and disclosure interpretation regarding unbundling under Rule 14a-4(a)(3) in the merger and acquisition context. Specifically, this interpretation stated that:

> if a material amendment to the acquiror's organizational documents would require the approval of its shareholders under state law, the rules of a national securities exchange, or its organizational documents if presented on a standalone basis, the acquiror's form of proxy must present any such amendment separately from any other material proposal.

The IBCA contains many different sections that require a supermajority vote, each addressing a different concern. For example, the affirmative vote of at least two-thirds of the outstanding shares entitled to vote is required by:



- Section 10.20 of the IBCA for amendments to the articles of incorporation,
- Section 11.20 of the IBCA with respect to mergers,
- Section 11.60 of the IBCA with respect to sales, leases or exchanges of all, or substantially all, of the company's assets, other than in the usual and regular course of business, and
- Section 12.15 of the IBCA with respect to voluntary dissolution by vote of shareholders.

In addition, Section 11.75 of the IBCA prohibits business combinations with an interested shareholder in certain circumstances unless approved by the affirmative vote of at least 66 2/3% of the outstanding voting shares which are not owned by the interested shareholder and Section 7.85 of the IBCA requires the affirmative vote of (i) 80% of the voting power *and* (ii) a majority of the voting shares held by disinterested shareholders for certain business combinations unless statutory price and procedural terms are met or the transaction is approved by two-thirds of the disinterested directors.

Although the Proposal is packaged under the general umbrella of majority voting, the voting requirements specified by distinct Illinois statutory provisions are not so inextricably intertwined as to effectively constitute a single matter. Each such statutory provision raises distinct considerations. For example, fair price and business combination provisions present materially different issues than amendments to the articles of incorporation. Shareholders could reasonably be expected to wish to express their views separately on these topics. Accordingly the Proposal may be omitted from Abbott's proxy statement because it is contrary to Rule 14a-4.

## V. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if the Proposal is omitted from Abbott's 2016 proxy materials. To the extent that the reasons set forth in this letter are based on matters of law, pursuant to Rule 14a-8(j)(2)(iii) this letter also constitutes an opinion of counsel of the undersigned as an attorney licensed and admitted to practice in the State of Illinois.

If the Staff has any questions, or if for any reason the Staff does not agree that Abbott may omit the Proposal from its 2016 proxy materials, please contact me at (224) 668-3591 or john.berry@abbott.com, or Jessica Paik at (224) 667-5550 or jessica.paik@abbott.com. We may also be reached by facsimile at (224) 668-9492. We would appreciate it if you would send your response by email or facsimile. The Proponent may be reached at *** FISMA & OMB Memorandum M-07-16 ***



Very truly yours,



John A. Berry
Abbott Laboratories
Divisional Vice President,
Associate General Counsel,
and Assistant Secretary

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***



# Exhibit A

# Proposal

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Hubert L. Allen
Corporate Secretary
Abbott Laboratories (ABT)
100 Abbott Park Rd
Abbott Park IL 60064
Phone: 847 937-6100
Fax: 847 937-9555
FX: 847-937-3966

Dear Mr. Allen,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,



Kenneth Steiner

10/25/15
Date

cc: John A. Berry <John.Berry@abbott.com>
PH: 847-938-3591
FX: 847-938-9492
Jessica Paik <jessica.paik@abbott.com>
Senior Counsel Securities & Benefits

718523579.14 91911610
3283395 v1.Active

[ABT: Rule 14a-8 Proposal, November 7, 2015]
**Proposal [4] – Simple Majority Vote**

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes the laws of the state in which our company is incorporated and all applicable rules in regard to abstentions.

Shareowners are willing to pay a premium for shares of companies that have excellent corporate governance. Supermajority voting requirements, the target of this proposal, have been found to be one of 6 entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School. Supermajority requirements are used to block initiatives supported by most shareowners but opposed by a status quo management.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these widely supported proposals included Ray T. Chevedden and William Steiner.

Please vote to enhance shareholder value:

**Simple Majority Vote – Proposal [4]**

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsors this proposal.

Please note that the title of the proposal is part of the proposal. The title is intended for publication.

If the company thinks that any part of the above proposal, other than the first line in brackets, can be omitted from proxy publication based on its own discretion, please obtain a written agreement from the proponent.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

**We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.**

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
*** FISMA & OMB Memorandum M-07-16 ***

# Exhibit B

## Additional Correspondence with Proponent



.Abbott

Jessica H. Paik
Senior Counsel

Abbott Laboratories
Securities and Benefits
Dept. 032L, Bldg. AP6A-2
100 Abbott Park Road
Abbott Park, IL 60064-6092

Tel: (224) 667-5550
Fax: (224) 668-9492
E-mail: jessica.paik@abbott.com

November 9, 2015

Via Federal Express and Email

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

This letter acknowledges receipt of the shareholder proposal submitted by Kenneth Steiner, who has designated you as his proxy and instructed that we direct all communications to your attention. Our 2016 Annual Meeting of Shareholders is currently scheduled to be held on Friday, April 29, 2016.

Rule 14a-8 under the Securities Exchange Act of 1934 requires that the proponent submit verification of stock ownership. We await a proof of ownership letter verifying that Kenneth Steiner has continuously owned at least $2,000 in market value, or 1%, of Abbott's securities entitled to be voted on the proposal at Abbott's annual meeting for at least one year preceding and including November 7, 2015 (the date that you submitted your proposal). Please submit this information to Abbott no later than 14 calendar days from the day you receive this letter. You may send your response to my attention.

Abbott has not yet reviewed the proposal to determine if it complies with the other requirements for shareholder proposals found in Rules 14a-8 and 14a-9 under the Securities Exchange Act of 1934 and reserves the right to take appropriate action under such rules if it does not.

Please let me know if you should have any questions. Thank you.

Very truly yours,

Jessica H. Paik

cc: John A. Berry, Abbott Laboratories
Kenneth Steiner

3205422 v1.Active

718523579.14 91911610
3283395 v1.Active

om: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, November 20, 2015 6:01 PM
To: Berry, John A
Cc: Paik, Jessica
Subject: Rule 14a-8 Proposal (ABT) blb
Attachments: CCE20112015_13.pdf

Dear Mr. Berry,
Please see the attached broker letter.
Sincerely,
John Chevedden



November 19, 2015

ABT

Post-it® Fax Note 7671

| Date 11-20-15 | # of pages ▸ |
|---|---|
| To Jessica Paik | From [illegible] |
| Co./Dept. | Co. |
| Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 *** |
| Fax # 224-668-9472 | Fax # |

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade account ending in *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2014.

1. Abbott Labs (ABT)
2. First Niagara Financial Group (FNFG)
3. Bank of America (BAC)
4. Windstream Holdings Inc. (WIN)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org, www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.




November 12, 2015

ABT
Post-it® Fax Note 7671 | Date 11-12-15 | # of pages ▶
To Jessica Paik | From John Chevedden
Co./Dept. | Co
Phone # | Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 224-668-9992 | Fax #

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Re: Your TD Ameritrade *** FISMA & OMB Memorandum M-07-16 *** TD Ameritrade Clearing Inc. DTC #0188

Dear William Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above reference account since July 1, 2014.

1. International Business Machine (IBM)
2. Citigroup (C)
3. Baxter International Group (BAX)
4. Ferro Corp (FOE)
5. Vector Group LTD (VGR)
6. Abbott Labs (ABT)
7. First Niagara Financial Group (FNFG)
8. Bank of America (BAC)
9. Windstream Holdings Inc. (WIN)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Chris Blue
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

TD Ameritrade, Inc., member FINRA/SIPC (www.finra.org, www.sipc.org). TD Ameritrade is a trademark jointly owned by TD Ameritrade IP Company, Inc. and The Toronto-Dominion Bank. © 2015 TD Ameritrade IP Company, Inc. All rights reserved. Used with permission.

## Exhibit C

## Illinois Business Corporation Act Provisions

**Sec. 2.10(b).**

(b) The articles of incorporation may set forth:

(1) the names and addresses of the individuals who are to serve as the initial directors;

(2) provisions not inconsistent with law with respect to:

(i) managing the business and regulating the affairs of the corporation;

(ii) defining, limiting, and regulating the rights, powers and duties of the corporation, its officers, directors and shareholders;

(iii) authorizing and limiting the preemptive right of a shareholder to acquire shares, whether then or thereafter authorized;

(iv) an estimate, expressed in dollars, of the value of all the property to be owned by the corporation for the following year, wherever located, and an estimate of the value of the property to be located within this State during such year, and an estimate, expressed in dollars, of the gross amount of business which will be transacted by it during such year and an estimate of the gross amount thereof which will be transacted by it at or from places of business in this State during such year; or

(v) superseding any provision of this Act that requires for approval of corporate action a two-thirds vote of the shareholders by specifying any smaller or larger vote requirement not less than a majority of the outstanding shares entitled to vote on the matter and not less than a majority of the outstanding shares of each class of shares entitled to vote as a class on the matter.
(Source: P.A. 94-1099, eff. 2-2-07.)

**Sec. 7.60. Quorum of Shareholders**

Unless otherwise provided in the articles of incorporation, a majority of votes of the shares, entitled to vote on a matter, represented in person or by proxy, shall constitute a quorum for consideration of such matter at a meeting of shareholders, but in no event shall a quorum consist of less than one-third of the votes of the shares entitled so to vote. If a quorum is present, the affirmative vote of the majority of the votes of the shares represented at the meeting and entitled to vote on a matter shall be the act of the shareholders, unless a greater number of votes or voting by classes is required by this Act or the articles of incorporation. The articles of incorporation may require any number or percent greater than a majority of votes up to and including a requirement of unanimity to constitute a quorum.
(Source: P.A. 89-48, eff. 6-23-95.)

**Sec. 7.85. Vote Required for Certain Business Combinations (Fair Price)**

A. This Section shall apply to any domestic corporation that (i) has any equity securities registered under Section 12 of the Securities Exchange Act of 1934 or is subject to Section 15(d) of that Act (a "reporting company") and (ii) any domestic corporation other than one described in (i) that either specifically adopts this Section 7.85 in its original articles of incorporation or amends its articles of incorporation to specifically adopt this Section 7.85, however, the restrictions contained in this Section shall not apply in the event of any of the following:

(1) In case of a reporting company, the corporation's articles of incorporation immediately prior to the time it becomes a reporting company contains a provision expressly electing not to be governed by this Section.

(2) The corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days after the effective date of this amendatory Act of 1997 expressly electing not to be governed by this Section, which amendment shall not be further amended by the board of directors.

(3) In the case of a reporting company, the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation or by-laws expressly electing not to be governed by this Section, provided that, in addition to any other vote required by law, such amendment to the articles of incorporation or by-laws must be approved by the affirmative vote of a majority of the voting shares (as defined in paragraph B of this Section 7.85). An amendment adopted under this paragraph shall not be effective until 12 months after the adoption of the amendment and shall not apply to a business combination between the corporation and a person who became an interested shareholder of the corporation at the same time as or before the adoption of the amendment. A by-law amendment adopted under this paragraph shall not be further amended by the board of directors.

(4) A shareholder becomes an interested shareholder inadvertently and (i) as soon as practical divests sufficient shares so that the shareholder ceases to be an interested shareholder and (ii) would not, at any time within the 3 year period immediately before a business combination between the corporation and the shareholder, have been an interested shareholder but for the inadvertent acquisition.

In the case of circumstances described in subparagraphs (1), (2), and (3) of this paragraph A, the election not to be governed may be in whole or in part, generally, or generally by types, or as to specifically identified or unidentified interested shareholders.

B. Higher vote for certain business combinations. In addition to any affirmative vote required by law or the articles of incorporation, except as otherwise expressly provided in paragraph C of this Section 7.85, any business combination shall require (i) the affirmative vote of the holders of at least 80% of the combined voting power of the then outstanding shares of all classes and series of the corporation entitled to vote generally in the election of directors, voting together as a single class (the "voting shares") (it being understood that, for the purposes of this Section 7.85, each voting share shall have the number of votes granted to it pursuant to the corporation's articles of incorporation) and (ii) the affirmative vote of a majority of the voting shares held by disinterested shareholders.

C. When higher vote is not required. The provisions of paragraph B of this Section 7.85 shall not be applicable to any particular business combination, and such business combination shall require only such affirmative vote as is required by law and any other provision of the corporation's article of incorporation and any resolutions of the board of directors adopted pursuant to Section 6.10 if all of the conditions specified in either of the following subparagraphs (1) and (2) of this paragraph C are met:

(1) Approval by disinterested directors. The business combination shall have been approved by two-thirds of the disinterested directors (as hereinafter defined).

(2) Price and procedure requirements. All of the following conditions shall have been met:

(a) The business combination shall provide for consideration to be received by all holders of common shares in exchange for all their shares, and the aggregate amount of the cash and the fair market value as of the date of consummation of the business combination of consideration other than cash to be received per share by holders of common shares in such business combination shall be at least equal to the higher of the following:

(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the interested shareholder or any affiliate or associate of the interested shareholder to acquire any common shares beneficially owned by the interested shareholder which were acquired (a) within the two year period immediately prior to the first public announcement of the proposal of the business combination (the "announcement date") or (b) in the transaction in which it became an interested shareholder, whichever is higher; and

(ii) the fair market value per common share on the first trading date after the announcement date or on the first trading date after the date of the first public announcement that the interested shareholder became an interested shareholder (the "Determination Date"), whichever is higher.

(b) The business combination shall provide for consideration to be received by all holders of outstanding shares other than common shares in exchange for all such shares, and the aggregate amount of the cash and the fair market value as of the date of the consummation of the business combination of consideration other than cash to be received per share by holders of outstanding shares other than common shares shall be at least equal to the highest of the following (it being intended that the requirements of this subparagraph (2)(b) shall be required to be met with respect to every class and series of outstanding shares other than common shares whether or not the interested shareholder or any affiliate or associate of the interested shareholder has previously acquired any shares of a particular class or series):

(i) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the interested shareholder or any affiliate or associate of the interested shareholder to acquire any shares of such class or series beneficially owned by the interested shareholder which were acquired (a) within the 2-year period immediately prior to the announcement date or (b) in the transaction in which it became an interested shareholder, whichever is higher;

(ii) (if applicable) the highest preferential amount per share to which the holders of shares of such class or series are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the corporation;

(iii) the fair market value per share of such class or series on the first trading date after the announcement date or on the determination date, whichever is higher; and

(iv) an amount equal to the fair market value per share of such class or series determined pursuant to clause (iii) times the highest value obtained in calculating the following quotient for each class or series of which the interested shareholder has acquired shares within the 2-year period ending on the announcement date: (x) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid by the interested shareholder or any affiliate or associate of the interested Shareholder for any shares of such class or series acquired within such 2-year period divided by (y) the market value per share of such class or series on the first day in such 2-year period on which the interested shareholder or any affiliate or associate of the interested shareholder acquired any shares of such class or series.

(c) The consideration to be received by holders of a particular class or series of outstanding shares shall be in cash or in the same form as the interested shareholder or any affiliate or associate of the interested shareholder has previously paid to acquire shares of such class or series beneficially owned by the interested shareholder. If the interested shareholder and any affiliates or associates of the interested shareholder have paid for shares of any class or series with varying forms of consideration, the form of consideration for such class or series shall be either cash or the

form used to acquire the largest number of shares of such class or series beneficially owned by the interested shareholder.

(d) After such interested shareholder has become an interested shareholder and prior to the consummation of such business combination: (1) except as approved by two-thirds of the disinterested directors, there shall have been no failure to declare and pay at the regular date therefor any full periodic dividends (whether or not cumulative) on any outstanding shares of the corporation other than the common shares; (2) there shall have been (a) no reduction in the annual rate of dividends paid on the common shares (except as necessary to reflect any subdivision of the common shares), except as approved by two-thirds of the disinterested directors, and (b) an increase in such annual rate of dividends (as necessary to prevent any such reduction) in the event of any reclassification (including any reverse share split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding common shares; and (3) such interested shareholder shall not have become the beneficial owner of any additional Voting Shares except as part of the transaction which results in such interested shareholder becoming an interested shareholder or as a result of action taken by the corporation not caused, directly or indirectly, by such interested shareholder.

(e) After such interested shareholder has become an interested shareholder, such interested shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the corporation or any Subsidiary, whether in anticipation of or in connection with such business combination or otherwise.

(f) A proxy or information statement describing the proposed business combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to public shareholders of the corporation at least 30 days prior to the consummation of such business combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

D. Certain definitions. For the purposes of this Section 7.85:

(1) "Person" means an individual, firm, corporation, partnership, trust or other entity.

(2) "Interested shareholder" means (i) a person (other than the corporation and a direct or indirect majority-owned subsidiary of the corporation) that (a) is the owner of 15% or more of the outstanding voting shares of the corporation or (b) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3 year period immediately before the date on which it is sought to be determined whether the person is an interested shareholder and (ii) the affiliates and associates of that person, provided, however, that the term "interested shareholder" shall not include (x) a person who (A) owned shares in excess of the 15% limitation as of January 1, 1997 and either (I) continued to own shares in excess of the 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested shareholder or (B) acquired the shares from a person described in clause (A) by gift, inheritance, or in a transaction in which no consideration was exchanged or (y) a person whose ownership of shares in excess of the 15% limitation is the result of action taken solely by the corporation, provided that the person shall be an interested shareholder if thereafter the person acquires additional shares of the corporation,

except as a result of further corporate action not caused, directly or indirectly, by the person or if the person acquires additional shares in transactions approved by the board of directors, which approval shall include a majority of the disinterested directors. For the purpose of determining whether a person is an interested shareholder, the voting shares of the corporation deemed to be outstanding shall include shares deemed to be owned by the person through application of subparagraph (3) of this paragraph, but shall not include any other unissued shares of the corporation that may be issuable pursuant to any agreement, arrangement, or understanding, upon exercise of conversion rights, warrants, or options, or otherwise.

(3) "Owner", including the terms "own" and "owned", when used with respect to shares means a person that individually or with or through any of its affiliates or associates:

(a) beneficially owns the shares, directly or indirectly; or

(b) has (i) the right to acquire the shares (whether the right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement, or understanding, upon exercise of conversion rights, exchange rights, warrants, or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by the person or any of the person's affiliates or associates until the tendered shares are accepted for purchase or exchange or (ii) the right to vote the shares pursuant to an agreement, arrangement, or understanding; provided, however, that a person shall not be deemed the owner of any shares because of the person's right to vote the shares if the agreement, arrangement, or understanding to vote the shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(c) has an agreement, arrangement, or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (ii) of item (b) of this subparagraph), or disposing of the shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, the shares.

(4) "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, another person.

(5) "Associate", when used to indicate a relationship with a person, means (i) a corporation, partnership, unincorporated association, or other entity of which the person is a director, officer, or partner or is, directly or indirectly, the owner of 20% or more of a class of voting shares, (ii) a trust or other estate in which the person has at least a 20% beneficial interest or as to which the person serves as trustee or in a similar fiduciary capacity, and (iii) a relative or spouse of the person, or a relative of that spouse who has the same residence as the person.

(6) "Subsidiary" means any corporation of which a majority of any class of equity security is owned, directly or indirectly, by the corporation; provided, however, that for the purposes of the definition of interested shareholder set forth in subparagraph (2) of this paragraph D, the term "subsidiary" shall mean only a corporation of which a majority of each class or equity security is owned, directly or indirectly, by the corporation.

(7) "Disinterested director" means any member of the board of directors of the corporation who: (a) is neither the interested shareholder nor an affiliate or associate of the interested shareholder; (b) was a member of the board of directors prior to the time that the interested shareholder became an interested shareholder or was a director of the corporation before January 1, 1997, or was recommended to succeed a disinterested director by a majority of the disinterested directors then in office; and (c) was not nominated for election as a director by the interested shareholder or any affiliate or associate of the interested shareholder.

(8) "Fair market value" means: (a) in the case of shares, the highest closing sale price during the 30-day period immediately preceding the date in question of a share on the New York Stock Exchange Composite Tape, or, if such shares are not quoted on the Composite Tape, on the New York Stock Exchange, or, if such shares are not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such shares are listed, or, if such shares are not listed on any such exchange, the highest closing sale price or bid quotation with respect to a share during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share as determined by a majority of the disinterested directors in good faith; and (b) in the case of property other than cash or shares, the fair market value of such property on the date in question as determined by a majority of the disinterested directors in good faith.

(9) "Disinterested shareholder" shall mean a shareholder of the corporation who is not an interested shareholder or an affiliate or an associate of an interested shareholder.

(10) "Business combination" has the meaning set forth in Section 11.75 of this Act (regardless of the case of the word "only" in that Section).

(11) In the event of any business combination in which the corporation survives, the phrase " consideration other than cash" as used in subparagraphs (2)(a) and (2)(b) of paragraph C of this Section 7.85 shall include the common shares and the shares of any other class or series retained by the holders of such shares.

(12) "Shares" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(13) "Voting shares" means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in its election of the governing body of the entity.

E. Determinations by disinterested directors. A majority of the disinterested directors shall have the power to determine, for the purposes of this Section 7.85, (a) whether a person is an interested shareholder, (b) the number of voting shares beneficially owned by any person, (c) whether a person is an affiliate or associate of another, and (d) whether the transaction is the subject of any business combination.

(Source: P.A. 90-461, eff. 1-1-98.)

## Sec. 8.15. Quorum of Directors.

(a) A majority of the number of directors fixed by the by-laws, or in the absence of a by-law fixing the number of directors, the number stated in the articles of incorporation or named by the incorporators, shall constitute a quorum for the transaction of business unless a greater number is specified by the articles of incorporation or the by-laws.

(b) If a corporation has a variable range board of directors, a quorum shall consist of a majority of the directors then in office, but not less than a majority of the minimum number of directors specified for the variable range of the board unless the articles of incorporation or by-laws specify a greater number.

(c) The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the board of directors, unless the act of a greater number is required by the articles of incorporation or the by-laws.

(d) Unless specifically prohibited by the articles of incorporation or by-laws, members of the board of directors or of any committee of the board of directors may participate in and act at any meeting of such board or committee through the use of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Participation in such meeting shall constitute attendance and presence in person at the meeting of the person or persons so participating.
(Source: P.A. 83-1025.)

**Sec. 10.20. Amendment by Directors and Shareholders.**

Any amendment authorized by Section 10.05 may be adopted by the action of the directors and shareholders in the following manner:

(a) The board of directors shall adopt a resolution setting forth the proposed amendment and directing that it be submitted to a vote at a meeting of shareholders, which may be either an annual or a special meeting.

(b) Written notice setting forth the proposed amendment or a summary of the changes to be effected thereby shall be given to each shareholder of record within the time and in the manner provided in this Act for the giving of notice of meetings of shareholders. If such meeting be an annual meeting, the proposed amendment, or such summary as aforesaid, may be included in the notice of such annual meeting. If the adoption of the amendment would give any class or series of shares the right to dissent, the notice shall also enclose a copy of Section 11.70 of this Act or otherwise provide adequate notice of the right to dissent and the procedures therefor.

(c) At such meeting a vote of the shareholders entitled to vote on the proposed amendment shall be taken. The proposed amendment shall be adopted upon receiving the affirmative vote of at least two-thirds of the votes of the shares entitled to vote on such amendment, unless any class or series of shares is entitled to vote as a class in respect thereof, in which event the proposed amendment shall be adopted upon receiving the affirmative votes of at least two-thirds of the votes of the shares of each class or series of shares entitled to vote as a class in respect thereof and of the total votes of the shares entitled to vote on such amendment.

(d) The articles of incorporation of a corporation may supersede the two-thirds vote requirement of subsection (c) by specifying any smaller or larger vote requirement not less than a majority of the votes of the shares entitled to vote on the amendment and not less than a majority of the votes of the shares of each class or series of shares entitled to vote as a class on the amendment.

(e) Any number of amendments may be submitted to the shareholders, and voted upon by them, at one meeting.
(Source: P.A. 89-48, eff. 6-23-95.)

**Sec. 11.20. Approval by Shareholders.**

(a) A vote of the shareholders entitled to vote on the proposed plan of merger, consolidation or exchange shall be taken. The plan of merger, consolidation or exchange shall be approved upon receiving by each corporation the affirmative votes of at least two-thirds of the votes of the shares entitled to vote on the plan unless any class or series of shares of any of such corporations is entitled to vote as a class on the plan in which event, as to such corporation, the plan of merger, consolidation or exchange shall be approved upon receiving the affirmative votes of at least two-thirds of the votes of the shares of each such class or series of shares entitled to vote as a class

on the plan and of the votes of the total shares entitled to vote on the plan. Any class of shares of any such corporation shall be entitled to vote as a class if the articles of incorporation so provide or if the plan of merger, consolidation or exchange, as the case may be, contains any provision which, if contained in a proposed amendment to articles of incorporation, would entitle such class of shares to vote as a class.

(b) The articles of incorporation of any corporation may supersede the two-thirds vote requirement of this Section as to that corporation by specifying any smaller or larger vote requirement not less than a majority of the votes of the shares entitled to vote on the issue and not less than a majority of the votes of the shares of each class or series of shares entitled to vote as a class on the issue.

(c) No vote by the shareholders of a corporation that is a surviving party to a plan of merger or that is the acquiring corporation in a plan of exchange shall be required, unless its articles of incorporation provide to the contrary, if:

(1) the plan of merger or exchange does not amend in any respect the articles of incorporation of such corporation;

(2) each share of such corporation outstanding immediately prior to the effective date of the merger or exchange has the identical designations, preferences, qualifications, limitations, restrictions and special or relative rights immediately after the effective date thereof; and

(3) either no common shares of the surviving or acquiring corporation and no shares, securities or obligations convertible into such shares are to be issued or delivered under the plan of merger or exchange, or the authorized unissued common shares of the surviving or acquiring corporation to be issued or delivered under the plan of merger or plan of exchange, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under such plan, do not exceed 20 per cent of the common shares of such corporation outstanding immediately prior to the effective date of the merger or exchange.

(Source: P.A. 89-48, eff. 6-23-95.)

**Sec. 11.60. Sale, Lease or Exchange of Assets, Other than in Usual and Regular Course of Business.**

A sale, lease, exchange, or other disposition of all, or substantially all, the property and assets, with or without the good will, of a corporation, if not made in the usual and regular course of its business, may be made upon such terms and conditions and for such consideration, which may consist, in whole or in part, of money or property, real or personal, including shares of any other corporation, domestic or foreign, as may be authorized in the following manner:

(a) The board of directors shall adopt a resolution recommending such sale, lease, exchange, or other disposition and directing the submission thereof to a vote at a meeting of shareholders, which may be either an annual or a special meeting.

(b) Written notice stating that the purpose, or one of the purposes, of such meeting is to consider the sale, lease, exchange, or other disposition of all, or substantially all, the property and assets of the corporation shall be given to each shareholder of record within the time and in the manner provided by this Act for the giving of notice of meetings of shareholders and shall also inform the shareholders of their right to dissent and either enclose a copy of Section 11.70 or otherwise provide adequate notice of the procedure to dissent. If such meeting be an annual meeting, such purpose may be included in the notice of such annual meeting.

(c) At such meeting the shareholders entitled to vote on such matter may authorize such sale, lease, exchange, or other disposition and fix, or may authorize the board of directors to fix, any or all of the terms and conditions thereof and the consideration to be received by the corporation therefor. Such authorization shall require the affirmative vote of the holders of at least two-thirds of the outstanding shares entitled to vote on such matter unless any class or series of shares is entitled to vote as a class in respect thereof, in which event such authorization shall require the affirmative vote of the holders of at least two-thirds of the outstanding shares of each class or series of shares entitled to vote as a class on such matter, and of the total outstanding shares entitled to vote on such matter.

(d) After such authorization by a vote of shareholders, the board of directors nevertheless, in its discretion, may abandon such sale, lease, exchange, or other disposition of assets, subject to the rights of third parties under any contracts relating thereto, without further action or approval by shareholders.

(e) The articles of incorporation of a corporation may supersede the two-thirds vote requirement of this Section by specifying any smaller or larger vote requirement, not less than a majority of the outstanding shares entitled to vote on the matter and not less than a majority of the outstanding shares of each class of shares entitled to vote as a class on the matter.

(Source: P.A. 83-1025.)

**Sec. 11.75. Business Combinations with Interested Shareholders**

(a) Notwithstanding any other provisions of this Act, a corporation (as defined in this Section 11.75) shall not engage in any business combination with any interested shareholder for a period of 3 years following the time that such shareholder became an interested shareholder, unless (1) prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder, or (2) upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting shares of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (3) at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of shareholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting shares which are not owned by the interested shareholder.

(b) The restrictions contained in this Section shall not apply if:

(1) the corporation's original articles of incorporation contains a provision expressly electing not to be governed by this Section;

(2) the corporation, by action of its board of directors, adopts an amendment to its by-laws within 90 days of the effective date of this amendatory Act of 1989, expressly electing not to be governed by this Section, which amendment shall not be further amended by the board of directors;

(3) the corporation, by action of its shareholders, adopts an amendment to its articles of incorporation or by-laws expressly electing not to be governed by this Section, provided that, in addition to any other vote required by law, such amendment to the articles of incorporation or

by-laws must be approved by the affirmative vote of a majority of the shares entitled to vote. An amendment adopted pursuant to this paragraph shall be effective immediately in the case of a corporation that both (i) has never had a class of voting shares that falls within any of the categories set out in paragraph (4) of this subsection (b) and (ii) has not elected by a provision in its original articles of incorporation or any amendment thereto to be governed by this Section. In all other cases, an amendment adopted pursuant to this paragraph shall not be effective until 12 months after the adoption of such amendment and shall not apply to any business combination between such corporation and any person who became an interested shareholder of such corporation on or prior to such adoption. A by-law amendment adopted pursuant to this paragraph shall not be further amended by the board of directors;

(4) the corporation does not have a class of voting shares that is (i) listed on a national securities exchange, (ii) authorized for quotation on the NASDAQ Stock Market or (iii) held of record by more than 2,000 shareholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested shareholder or from a transaction in which a person becomes an interested shareholder;

(5) a shareholder becomes an interested shareholder inadvertently and (i) as soon as practicable divests itself of ownership of sufficient shares so that the shareholder ceases to be an interested shareholder and (ii) would not, at any time within the 3 year period immediately prior to a business combination between the corporation and such shareholder, have been an interested shareholder but for the inadvertent acquisition of ownership;

(6) the business combination is proposed prior to the consummation or abandonment of and subsequent to the earlier of the public announcement or the notice required hereunder of a proposed transaction which (i) constitutes one of the transactions described in the second sentence of this paragraph; (ii) is with or by a person who either was not an interested shareholder during the previous 3 years or who became an interested shareholder with the approval of the corporation's board of directors or during the period described in paragraph (7) of this subsection (b); and (iii) is approved or not opposed by a majority of the members of the board of directors then in office (but not less than 1) who were directors prior to any person becoming an interested shareholder during the previous 3 years or were recommended for election or elected to succeed such directors by a majority of such directors. The proposed transactions referred to in the preceding sentence are limited to (x) a merger or consolidation of the corporation (except for a merger in respect of which, pursuant to subsection (c) of Section 11.20 of this Act, no vote of the shareholders of the corporation is required); (y) a sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation (other than to any direct or indirect wholly-owned subsidiary or to the corporation) having an aggregate market value equal to 50% or more of either the aggregate market value of all of the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the corporation; or (z) a proposed tender or exchange offer for 50% or more of the outstanding voting shares of the corporation. The corporation shall give not less than 20 days notice to all interested shareholders prior to the consummation of any of the transactions described in clauses (x) or (y) of the second sentence of this paragraph; or

(7) The business combination is with an interested shareholder who became an interested shareholder at a time when the restrictions contained in this Section did not apply by reason of any of the paragraphs (1) through (4) of this subsection (b), provided, however, that this paragraph (7) shall not apply if, at the time the interested shareholder became an interested shareholder, the

corporation's articles of incorporation contained a provision authorized by the last sentence of this subsection (b). Notwithstanding paragraphs (1), (2), (3) and (4) of this subsection and subparagraph (A) of paragraph (5) of subsection (c), any domestic corporation may elect by a provision of its original articles of incorporation or any amendment thereto to be governed by this Section, provided that any such amendment to the articles of incorporation shall not apply to restrict a business combination between the corporation and an interested shareholder of the corporation if the interested shareholder became such prior to the effective date of the amendment.

(c) As used in this Section 11.75 only, the term:

(1) "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, another person.

(2) "Associate" when used to indicate a relationship with any person, means (i) any corporation, partnership, unincorporated association, or other entity of which such person is a director, officer or partner or is, directly or indirectly, the owner of 20% or more of any class of voting shares, (ii) any trust or other estate in which such person has at least a 20% beneficial interest or as to which such person serves as trustee or in a similar fiduciary capacity, and (iii) any relative or spouse of such person, or any relative of such spouse, who has the same residence as such person.

(3) "Business combination" when used in reference to any corporation and any interested shareholder of such corporation, means:

(A) any merger or consolidation of the corporation or any direct or indirect majority-owned subsidiary of the corporation with (i) the interested shareholder, or (ii) with any other corporation if the merger or consolidation is caused by the interested shareholder and as a result of such merger or consolidation subsection (a) of this Section is not applicable to the surviving corporation;

(B) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions), except proportionately as a shareholder of such corporation, to or with the interested shareholder, whether as part of a dissolution or otherwise, of assets of the corporation or of any direct or indirect majority-owned subsidiary of the corporation which assets have an aggregate market value equal to 10% or more of either the aggregate market value of all the assets of the corporation determined on a consolidated basis or the aggregate market value of all the outstanding shares of the corporation;

(C) any transaction which results in the issuance or transfer by the corporation or by any direct or indirect majority-owned subsidiary of the corporation of any shares of the corporation or of such subsidiary to the interested shareholder, except (i) pursuant to the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such corporation or any such subsidiary which securities were outstanding prior to the time that the interested shareholder became such, (ii) pursuant to a dividend or distribution paid or made, or the exercise, exchange or conversion of securities exercisable for, exchangeable for or convertible into shares of such corporation or any such subsidiary which security is distributed, pro rata to all holders of a class or series of shares of such corporation subsequent to the time the interested shareholder became such, (iii) pursuant to an exchange offer by the corporation to purchase shares made on the same terms to all holders of said shares, or (iv) any issuance or transfer of shares by the corporation, provided however, that in no case under clauses (ii), (iii) and (iv) above shall there be an increase in the interested shareholder's proportionate share of the shares of any class or series of the corporation or of the voting shares of the corporation;

(D) any transaction involving the corporation or any direct or indirect majority-owned subsidiary of the corporation which has the effect, directly or indirectly, of increasing the proportionate share of the shares of any class or series, or securities convertible into the shares of any class or series, of the corporation or of any such subsidiary which is owned by the interested shareholder, except as a result of immaterial changes due to fractional share adjustments or as a result of any purchase or redemption of any shares of any class or series not caused, directly or indirectly, by the interested shareholder; or

(E) any receipt by the interested shareholder of the benefit, directly or indirectly (except proportionately as a shareholder of such corporation) of any loans, advances, guarantees, pledges, or other financial benefits (other than those expressly permitted in subparagraphs (A) through (D) of this paragraph (3)) provided by or through the corporation or any direct or indirect majority owned subsidiary; or

(F) any receipt by the interested shareholder of the benefit, directly or indirectly, (except proportionately as a shareholder of such corporation) of any assets, loans, advances, guarantees, pledges or other financial benefits (other than those expressly permitted in subparagraphs (A) through (D) of this paragraph (3)) provided by or through any "defined benefit pension plan" (as defined in Section 3 of the Employee Retirement Income Security Act) of the corporation or any direct or indirect majority owned subsidiary.

(4) "Control", including the term "controlling", "controlled by" and "under common control with", means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting shares, by contract or otherwise. A person who is the owner of 20% or more of the outstanding voting shares of any corporation, partnership, unincorporated association, or other entity shall be presumed to have control of such entity, in the absence of proof by preponderance of the evidence to the contrary. Notwithstanding the foregoing, a presumption of control shall not apply where such person holds voting shares, in good faith and not for the purpose of circumventing this Section, as an agent, bank, broker, nominee, custodian or trustee for one or more owners who do not individually or as a group have control of such entity.

(5) "Corporation" means a domestic corporation that:

(A) has any equity securities registered under Section 12 of the Securities Exchange Act of 1934 or is subject to Section 15(d) of that Act; and

(B) either

(i) has its principal place of business or its principal executive office located in Illinois; or

(ii) owns or controls assets located within Illinois that have a fair market value of at least $1,000,000, and

(C) either

(i) has more than 10% of its shareholders resident in Illinois;

(ii) has more than 10% of its shares owned by Illinois residents; or

(iii) has 2,000 shareholders resident in Illinois. The residence of a shareholder is presumed to be the address appearing in the records of the corporation. Shares held by banks (except as trustee, executor or guardian), securities dealers or nominees are disregarded for purposes of calculating the percentages and numbers in this paragraph (5).

(6) "Interested shareholder" means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting shares of the corporation, or (ii) is an affiliate or associate of the corporation

and was the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3 year period immediately prior to the date on which it is sought to be determined whether such person is an interested shareholder; and the affiliates and associates of such person, provided, however, that the term "interested shareholder" shall not include (x) any person who (A) owned shares in excess of the 15% limitation set forth herein as of, or acquired such shares pursuant to a tender offer commenced prior to the effective date of this amendatory Act of 1989 or pursuant to an exchange offer announced prior to the aforesaid date and commenced within 90 days thereafter and either (I) continued to own shares in excess of such 15% limitation or would have but for action by the corporation or (II) is an affiliate or associate of the corporation and so continued (or so would have continued but for action by the corporation) to be the owner of 15% or more of the outstanding voting shares of the corporation at any time within the 3-year period immediately prior to the date on which it is sought to be determined whether such a person is an interested shareholder or (B) acquired said shares from a person described in (A) above by gift, inheritance or in a transaction in which no consideration was exchanged; or (y) any person whose ownership of shares in excess of the 15% limitation set forth herein is the result of action taken solely by the corporation, provided that such person shall be an interested shareholder if thereafter such person acquires additional shares of voting shares of the corporation, except as a result of further corporate action not caused, directly or indirectly, by such person. For the purpose of determining whether a person is an interested shareholder, the voting shares of the corporation deemed to be outstanding shall include shares deemed to be owned by the person through application of paragraph (9) of this subsection, but shall not include any other unissued shares of such corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(7) "Person" means any individual, corporation, partnership, unincorporated association or other entity.

(7.5) "Shares" means, with respect to any corporation, capital stock and, with respect to any other entity, any equity interest.

(8) "Voting shares" means, with respect to any corporation, shares of any class or series entitled to vote generally in the election of directors and, with respect to any entity that is not a corporation, any equity interest entitled to vote generally in its election of the governing body of the entity.

(9) "Owner" including the terms "own" and "owned" when used with respect to any shares means a person that individually or with or through any of its affiliates or associates:

(A) beneficially owns such shares, directly or indirectly; or

(B) has (i) the right to acquire such shares (whether such right is exercisable immediately or only after the passage of time) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise; provided, however, that a person shall not be deemed the owner of shares tendered pursuant to a tender or exchange offer made by such person or any of such person's affiliates or associates until such tendered shares is accepted for purchase or exchange; or (ii) the right to vote such shares pursuant to any agreement, arrangement or understanding; provided, however, that a person shall not be deemed the owner of any shares because of such person's right to vote such shares if the agreement, arrangement or understanding to vote such shares arises solely from a revocable proxy or consent given in response to a proxy or consent solicitation made to 10 or more persons; or

(C) has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (except voting pursuant to a revocable proxy or consent as described in clause (ii)

of subparagraph (B) of this paragraph), or disposing of such shares with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such shares.

(d) No provision of a certificate of incorporation or by-law shall require, for any vote of shareholders required by this Section a greater vote of shareholders than that specified in this Section.

(e) The provisions of this Section 11.75 are severable and any provision held invalid shall not affect or impair any of the remaining provisions of this Section.

(Source: P.A. 93-59, eff. 7-1-03.)

**Sec. 12.15. Voluntary Dissolution by Vote of Shareholders.**

Dissolution of a corporation may be authorized by a vote of shareholders, in the following manner:

(a) Either:

(1) The board of directors shall adopt a resolution, which may be with or without their recommendation, proposing that the corporation be dissolved voluntarily, and directing that the question of such dissolution be submitted to a vote at a meeting of shareholders, which may be either an annual or special meeting, or

(2) Holders of not less than one-fifth of the votes of the shares entitled to vote on dissolution may, in writing, propose the dissolution of the corporation to the board of directors; if the directors fail or refuse to call a meeting of shareholders to consider such proposal for more than one year after delivery thereof, the shareholders proposing dissolution may call a meeting of the shareholders to consider such proposal.

(b) Written notice stating that the purpose, or one of the purposes, of the shareholders' meeting is to consider the voluntary dissolution of the corporation, shall be given to each shareholder whether or not entitled to vote at such meeting within the time and in the manner provided in this Act for the giving of notice of meetings of shareholders. If such meeting be an annual meeting, such purpose may be included in the notice of such annual meeting.

(c) At such meeting a vote of the shareholders entitled to vote on dissolution shall be taken on the resolution to dissolve voluntarily the corporation, which shall require for its adoption the affirmative votes of at least two-thirds of the votes of the shares entitled to vote on dissolution, unless any class of shares is entitled to vote as a class in respect thereof, in which event the resolution shall require for its adoption the affirmative votes of at least two-thirds of the votes of the shares of each class of shares entitled to vote as a class in respect thereof and of the votes of the total shares entitled to vote on dissolution.

(d) The articles of incorporation of any corporation may supersede the two thirds vote requirement of subsection (c) as to that corporation by specifying any smaller or larger vote requirement not less than a majority of the votes of the shares entitled to vote on dissolution and not less than a majority of the votes of the shares of any class entitled to vote as a class on dissolution.

(Source: P.A. 89-48, eff. 6-23-95.)